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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 09 2006

SEC FILE NUMBER
8- 43977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2005_____ AND ENDING_____12/31/2005_____

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkway Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 West Main Street, 4th Floor

                                 (No. and Street)

Freehold   New Jersey   07728

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Franzblau   732-303-8038

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP

                    (Name – *if individual, state last, first, middle name*)

477 Madison Avenue, 10th Floor, New York, NY 10022

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Scott Franzblau_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Parkway Capital Corporation_____, as

of _____December 31,_____, 20__05____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____ _____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PARKWAY CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

PARKWAY CAPITAL CORPORATION

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of financial condition of Parkway Capital Corporation as of December 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parkway Capital Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 15, 2006
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

PARKWAY CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

		December 31,		
		2005		2004
ASSETS				
Cash and cash equivalents	$	989,199	$	622,417
Prepaid expenses		-		1,211
Securities, at fair value (cost $3,300)		10,554		3,060
Property and equipment, net of accumulated depreciation of $28,361 and $24,621		6,330		4,990
Security deposits and other assets		6,364		20,092
	$	1,012,447	$	651,770
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities				
Accrued expenses	$	15,878	$	18,488
Commitments and contingencies (Notes 3, 4, 5 and 6)				
Stockholder's equity		996,569		633,282
	$	1,012,447	$	651,770

The accompanying notes are an integral
part of these financial statements

PARKWAY CAPITAL CORPORATION

STATEMENTS OF INCOME

	Year ended December 31,	
	2005	2004
Revenue		
Fee income	$ 3,425,904	$ 3,120,900
Interest income	80,370	15,846
Unrealized gain on securities	7,494	225
	3,513,768	3,136,971
Expenses		
Salaries and related costs	2,448,854	1,580,095
Travel and promotion	49,313	49,927
Professional fees	30,313	16,157
Office expenses	19,248	20,395
Occupancy costs	13,987	13,260
Miscellaneous	7,059	7,909
Fees and assessments	4,257	2,016
Depreciation	3,740	3,660
Charitable contributions	3,300	-
Bank charges and fees	2,465	3,128
Dues and subscriptions	798	840
Outside services	-	2,885
	2,583,334	1,700,272
Income before provision for income taxes	930,434	1,436,699
Provision for income taxes	12,147	19,976
Net income	$ 918,287	$ 1,416,723

The accompanying notes are an integral
part of these financial statements

PARKWAY CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2005

	Common stock [1]	Additional paid-in capital	Retained earnings	Total
Balance, January 1, 2004	$ 100	$ 99,900	$ 506,559	$ 606,559
Net income, year ended December 31, 2004	-	-	1,416,723	1,416,723
Dividends paid	-	-	(1,390,000)	(1,390,000)
Balance, December 31, 2004	100	99,900	533,282	633,282
Net income, year ended December 31, 2005	-	-	918,287	918,287
Dividends paid	-	-	(555,000)	(555,000)
Balance, December 31, 2005	$ 100	$ 99,900	$ 896,569	$ 996,569

[1] Par value $1.00 per share, 1,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral
part of these financial statements

PARKWAY CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2005	2004

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities

Fee income received	$ 3,425,904	$ 3,120,900
Payments made for salaries	(2,366,000)	(1,507,413)
Operating expenses paid	(213,412)	(181,231)
Income taxes paid	-	(41,576)
Interest received	80,370	15,846
Net cash provided by operating activities	926,862	1,406,526

Cash flows from investing activities

Cash paid for property and equipment	(5,080)	-

Cash flows from financing activities

Dividends paid	(555,000)	(1,390,000)
Net increase in cash and cash equivalents	366,782	16,526
Cash and cash equivalents, beginning of year	622,417	605,891
Cash and cash equivalents, end of year	$ 989,199	$ 622,417

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net income	$ 918,287	$ 1,416,723

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation	3,740	3,660
Unrealized gain on securities	(7,494)	(225)

Changes in operating assets and liabilities

Prepaid expenses	1,211	-
Security deposits and other assets	13,728	(17,297)
Accrued expenses	(2,610)	3,665
Net cash provided by operating activities	$ 926,862	$ 1,406,526

The accompanying notes are an integral
part of these financial statements

5

PARKWAY CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

1   The Company

Parkway Capital Corporation (the "Company") was incorporated under the laws of the State of Delaware on June 21, 1991 and commenced operations in August 1991. During 1991, the Securities and Exchange Commission authorized the Company to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company carries no customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The principal business activity of the Company is to act as a fully disclosed placement agent for the private placement of limited partnerships and/or sale of registered limited partnerships. From time to time, the Company also earns commissions from the sale of listed and NASDAQ equity securities on an agency basis with institutional customers only. The Company's business operates principally in the United States from its office located in Freehold, New Jersey.

2   Significant accounting policies

Cash and cash equivalents

At December 31, 2005 and 2004, cash and cash equivalents include bank deposits due on demand and money market funds, which invest in U.S. government and other securities. All of the Company's cash balances are held at one financial institution and at times may exceed government insured limits.

The Company considers all highly liquid financial instruments, with a maturity of three months or less when purchased to be cash equivalents.

Securities

Marketable securities are carried at fair value, with unrealized gains and losses included in the statement of income. The fair value of publicly-held marketable securities listed on a national exchange is the last sales price as of the last business day of the year.

Property and equipment

Property and equipment, which consists principally of computer and office furniture, are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over estimated useful lives of the related assets, generally five to seven years. Expenditures for maintenance and repairs are charged to operations at the time the expense is incurred. Expenditures determined to represent additions are capitalized and depreciated.

Revenue recognition

The Company earns revenue in accordance with agreements to act as a fully disclosed placement agent for the private placement of limited partnerships or sale of registered limited partnerships. The Company's fees are a pro-rata portion of the management and annual incentive fees earned by the respective limited partnerships management company. The Company's pro-rata portion is normally 20% to 25% of the gross fees earned by the management company. The Company normally receives its portion of the management fee quarterly and its

2   **Significant accounting policies** (continued)

portion of the incentive fee, if any, on an annual basis. The Company recognizes fee income when it has been earned and is no longer subject to renegotiation or refund.

Income taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S corporation for Federal income tax purposes. In lieu of corporation income taxes, the stockholders of an S corporation are generally taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements. The Company has also elected to be taxed as an S Corporation for New Jersey income tax purposes. This election is similar to the election made under the Internal Revenue Code in that the stockholders are generally taxed on their proportionate share of the Company's New Jersey taxable income. However, the Company is subject to a reduced corporate tax rate of approximately 1% of its New Jersey taxable income for 2005 and 2004.

The Company has elected the cash basis of accounting for Federal and state income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2005, the Company had net capital of $962,142, which was $957,142 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .02:1.

4   **Profit sharing plan**

The Company maintains a defined contribution profit sharing pension plan on behalf of all of its employees. The Company makes discretionary contributions to the plan based on a percentage of all eligible employees' qualified compensation. The percentage is determined on an annual basis. The Company has elected to contribute $40,000 to the plan for the years ended December 31, 2005 and 2004.

5   **Concentrations**

During 2005, the Company had two significant clients, which accounted for approximately 55.7% and 43.5% of the Company's fee income, respectively. During 2004, the Company had two significant clients, which accounted for approximately 47.5% and 43.1% of the Company's fee income, respectively.

6   **Related party transactions**

During the years ended December 31, 2005 and 2004, $1,908,283 and $1,483,458 of the Company's revenue was generated from an entity in which the Company's sole stockholder and president is a general partner.

The Company occupied office space under a lease which expired in July of 2005. Subsequently, the Company occupies office space which is leased by an affiliate of the sole stockholder and president of the Company at no charge.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

PARKWAY CAPITAL CORPORATION

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL REQUIRED BY RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION

DECEMBER 31, 2005

NET CAPITAL

Total stockholder's equity		$ 996,569
Less nonallowable assets		
Property and equipment, net	$ 6,330	
Security deposits and other assets	6,364	
		12,694
Total net capital before haircuts		983,875
Less haircuts on securities		
Other securities		21,734
Net capital		$ 962,141
Minimum net capital required		$ 5,000
Excess net capital		$ 957,141
Excess net capital at 1,000%		$ 960,553
(net capital less 10% of aggregate indebtedness)		

AGGREGATE INDEBTEDNESS

Total aggregate indebtedness		$ 15,878
Ratio of aggregate indebtedness to net capital		.02:1

There were no material differences between the above calculation of net capital and the net capital as reported in the company's Part IIA of the FOCUS report form X-17A-5.

The Company claims an exemption to the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the Rule.

All other disclosures and reconciliations required under Rule 17a-5 of the Securites and Exchange Commission are not applicable to the Company.

The accompanying notes are an integral
part of these financial statements

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
MARTIN R. KLEIN, CPA
CAROL S. MESSMAN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

Board of Directors and Stockholder
Parkway Capital Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplementary information of Parkway Capital Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. And, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including internal control activities, for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management and the Board of Directors.

This report is intended solely for the info and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 15, 2006
New York, New York

A MEMBER OF MOORE STEPHENS INTERNATIONAL LIMITED AS: MOORE STEPHENS HAYS LLP
MOORE STEPHENS INTERNATIONAL LIMITED IS A GROUP OF INDEPENDENT FIRMS WITH
OFFICES IN PRINCIPAL CITIES WITHIN NORTH AMERICA AND THROUGHOUT THE WORLD

11